MAIL STOP 3561

      July 15, 2005

Prokopios Tsirigakis, Chief Executive Officer
Star Maritime Acquisition Corp.
457 Madison Ave
New York, NY  10022

Re:	Star Maritime Acquisition Corp.
Registration Statement on Form S-1
Filed June 9, 2005
File No. 333-125662

Dear Mr. Tsirigakis,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Star Maritime Acquisition Corp. (Star Maritime). Additionally, tell us the Securities Act form the companies` filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Prospectus Summary, page 1

3. We note that the second, third, fourth, and fifth paragraph are repeated verbatim in the proposed business section. Please revise to limit such repetition. Your attention is directed to the disclosure requirements in the Prospectus Summary per Item 503 (a) and Instruction to paragraph 503(a) Regulation S-K.

4. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Maxim Group, LLC as a result of the exercise of the Underwriters` option. If such warrants are not included, discuss the reasons why such warrants are not included.

Risk factors, page 7

5. We note in risk factor nine that management and/or initial shareholders may be retained following a business combination. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management or some other role such as a consultant) in a more favorable light.
Please revise to discuss such conflict here and under the caption "conflicts of interests" in your management section.

6. We note the discussion of out-of-pocket expenses in risk factor
13. We also note that there is no limit to such expenses. In the use of proceeds section, please revise to discuss the how such excess expenses are structured. Is it a loan or other liability that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse? Also, please clarify your reference to "management`s equity stake."

7. In risk factors 15 and 16, we note there is a risk that your proceeds not held in trust may not be enough to satisfy any deposit
(or similar payment) requirements. Please revise to discuss if it is possible that existing shareholders could advance the difference if your funds outside the trusts are insufficient to cover a targeted company`s deposit requirement. Also, it would appear that if you use the proceeds not held in trusts to satisfy a deposit requirement, it is not clear how expenses attendant to the evaluation of the company that would have been paid by such non-trust proceeds would be satisfied. Please revise to clarify in the use of proceeds section.

8. We do not understand the statement in risk factor 16 that net proceeds may be insufficient due to "the depletion of available net proceeds in search of a target business." We understood that the proceeds held in trust was to be used for the acquisition and not able to be depleted. If true, please revise to clarify that you are referring to the depletion of proceeds not held in trusts.

9. Risk factor 17 appears to be a risk that affects all companies. Please revise to discuss how this risk is specific to your company or remove the risk factor.

10. We note your lists of risks in risk factors 18, 32, and 44. Material risks should be discussed in a separate risk factor. Risks that are not material, even when grouped together should not be included in this section. We note that risk factors 19 and 23 already appear in risk factor 18. Risk factor 21 appears to have been addressed in risk factor 32. Please revise accordingly.

11. We do not understand the disclosure in risk factor 26. You are currently domiciled in Delaware and are not conducting an operational business. As such, we do not understand how you would have any material contracts that would be affected by a change in jurisdiction. Please revise to clarify if you intended to discuss the possibility you would change the domicile of the target company.
If so, please revise to provide the basis for such a statement as it appears speculative at this point.

12. Risk factor 30 appears to contemplate that you will either negotiate as part of a business combination the use of affiliated services relating to any acquired vessels or that at least a portion of the current management will be retained in a position to make the decision to use affiliated companies. Please revise to clarify if true. Also, the disclosure that you anticipate that terms of management agreements "will be at least as favorable" as those from third parties appears speculative at this point. Please advise or revise accordingly.

13. We do not understand the disclosure in risk factor 31. It appears that you consider the requirement of material disclosure to be a material risk. Please clarify.

14. Risk factors 40 and 42 appear to address the same issue.
Please
advise or revise.

15. Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders, if true.

Use of Proceeds, page 22

16. We note that you have allocated $500,000 towards due diligence (and a portion of the $400,000 to expenses attendant to due diligence) of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and identify who will perform it. If management will perform all of the due diligence, does that mean you will not use any of the money allocated to due diligence?

Capitalization, page 25

17. We note the $390,000 in loans from the company`s CEO that will be repaid with offering proceeds. Please include them in the capitalization table or explain why they are not included.

Proposed Business, page 28

18. We note that you plan to acquire business[es] in the "shipping and related industries." Your subsequent disclosure primarily focuses on the "international maritime shipping industry." Please revise to clarify if you are focused on the "international maritime shipping industry" and if so please define that term. If not, please revise to clarify if your use of the term "shipping industry" includes all types of shipping such as express, parcel, or domestic shipping.

19. We note that there as has been "continued growth industrial and energy commodity demand" which leads you to believe that the "shipping industry represents a favorable area in which to attempt" your current business plan. Please revise to substantiate the noted disclosure.

20. We note your disclosure on pages 28 and 29 of the various types of vessels involved in the maritime shipping industry. If you are aware of cost of acquiring each type of vessel, please revise to discuss the cost of each or advise why such disclosure would not enhance the understanding of your intended business.

21. We note your disclosure on page 30 of the "related industries" in which you may consummate a business combination. Please revise to discuss how "container vessels" are different than those discussed on pages 28 and 29. Also, revise to define your use of the term "offshore industry."

22. We note the disclosure under the sub caption "Management and board expertise." Such discussion is intended for Item 401 disclosure. The format utilized on pages 30 - 32 does enhance the reading of management`s qualifications. Please relocate and combine this information (using this format) with your Item 401 of Regulation
S-K disclosure.

23. On page 35, we note that you may pay a finder`s fee to third parties that present you with proposals. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify how finder`s fees will be determined for unaffiliated sources. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

24. Please be aware that you are currently selling your "plan" to acquire a business. At this point, the only information investors have to consider is your plan and management`s experience. In that regard, please revise to fully discuss the criteria you will consider and detail activities that will consist of your search. For instance, please explain your use following terms or phrases as they relate to your search:
* financial condition and results of operations (in particular, discuss what type of financial condition and clarify if there are any specific levels of results of operations you are looking for)
* growth potential
* development of products and acceptance of products
Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

25. On page 37, we note that you will seek an opinion from an "independent investment banking firm" examining the fair market value of target companies only if your board is unable to determine the value independently. Please revise to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

26. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.004 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters.
We may have further comment.

27. Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the initial stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved since only majority approval is needed.

28. On page 39, we note that you believe there are "numerous potential target businesses" that you could acquire. Please revise to clarify if you mean there are numerous potential targets that satisfy the 80 percent requirement and substantiate your belief or remove such disclosure as it appears speculative.

Management, page 43

29. Please revise to discuss the time frame George Syllantavos was associated with the Greek Ministry of Industry and Energy and the Greek Ministry of Health. Also, discuss the position(s) he held and the time frame he was associated with Rand Brothers and Co.

30. In your disclosure regarding Niko Nikiforos, please revise to explain the meaning of your disclosure that he has "concluded over 1,200 chartering contracts."

31. Please revise to discuss the time frame Petros Pappas was associated with UK Defense Club.

32. If you elect to retain the disclosure regarding Koert
Erhardt`s
activites outside of the previous five years, please revise to discuss his activities from 1990 to 1994.

33. Under the caption conflict of interest, please revise to discuss the conflicts that may result from the open market warrant purchases and excess out-of-pocket expenses.

34. We note the disclosure in the last paragraph on page 46 regarding the possibility that you may acquire a company affiliated with one of the initial shareholders. Please revise to clarify if the discussion of the investment banking opinion on page 37 also applies if the opinion is acquired under this circumstance.

Principal Stockholders, page 47

35. We note the disclosure that you may effect a stock dividend in the future to maintain your initial investor`s percentage ownership in the event you increase the size of the offering. Please revise to clarify how investors who have or will purchase your units or shares will become aware of this further dilution.

36. From the disclosure on page 48, it appears that the purpose of the warrant purchases is to demonstrate the confidence in your ability to consummate a business combination. Please revise to clarify how Maxim Group, LLC`s and any "designees" purchases demonstrate such confidence.

Certain Relationships and Related Transactions, page 49

37. We note your disclosure on page 48 that Messrs. Tsirigaks and Syllantavos "may be deemed" to be your promoter. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify your promoters without qualifying the disclosure.

38. The last paragraph on page 50 appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how you could assert that the terms will be those
"no less favorable" than available from unaffiliated third parties.
Please advise.

Underwriting, page 55

39. We note your disclosure on page 58 regarding stabilization.
Please revise to quantify the "specified maximum."

40. Advise us whether Maxim Group, LLC or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

41. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

42. Does the company or do the underwriters intend to engage a directed share program in conjunction with this offering by the selling shareholders? If so, advise us of the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Where You Can Find Additional Information, page 59

43. Please revise to provide the current address of the Public
Reference Room.

Financial Statements, page F-1

44. Your attention is directed to section 210.3-12 of Regulation
S-X
and the possible need for updated financial statements and related disclosures.

Note 5 - Commitments and Contingencies, page F-9

45. Please tell us how you intend to account for the underwriter`s purchase option in your financial statements, including the determination of fair value. Explain your basis for the proposed treatment and refer to SFAS 123, EITF 96-18, and other applicable guidance. As applicable, expand MD&A to discuss the transaction and any likely material effect on your future financial condition and results of operations.

Part II

Exhibits

46. In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement "may be terminated." Please advise how language that states the offering "may be terminated" ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they "may"), please advise as to the consequence.

47. In exhibit 10.14, we note that "Maxim agrees to fill such order in such amounts and at such times as it may determine, in its sole discretion." Please revise your disclosure to clarify this and discuss how the timing of such purchases will be determined.

48. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement. Please note the audit report date mentioned in the consent does not agree with the report on page F-2.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corp. Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director



Cc:  	Mitchell Nussbaum
	Fax #  (212) 407-4990

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Prokopios Tsirigakis, Chief Executive Officer
Star Maritime Acquisition Corp.
July 15, 2005
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